EXHIBIT 11.1

Earnings Per Share

CORN PRODUCTS INTERNATIONAL, INC.

Computation of Net Income per Share of Common Stock

(in millions, except per share data)

Year Ended December 31, 2010
Basic
Shares outstanding at the start of the period	74.9
Weighted average of new shares issued during the period	.2
Weighted average of treasury shares issued during the period for exercise of stock options and other stock compensation plans	.6
Weighted average of treasury shares purchased during the period	(.1)
Average shares outstanding — basic	75.6

Effect of Dilutive Securities
Average dilutive shares outstanding — assuming dilution	1.2
Average shares outstanding — diluted	76.8

Net income attributable to CPI	$169.2

Net income per common share of CPI — Basic	$2.24

Net income per common share of CPI — Diluted	$2.20